CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

02055796

Writer's Direct Dial: (212) 225-2570

November 8, 2002

BY HAND

RECD S.E.C.
NOV - 8 2002
1086

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

P

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release setting forth and discussing its simplification of corporate structure, dated November 4, 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

dlw 11/15

Jaime El Koury

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)

BBVA Bancomer

Grupo Financiero BBVA Bancomer (GFBB) to Simplify its Corporate Structure

(Mexico City, November 04, 2002). GFBB has the intention to simplify its corporate Group structure by merging certain existent non-essential and complementary service companies with BBVA Bancomer, S.A., Institución de Banca Múltiple and BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple, thus scheduling a shareholders' meeting for November 21, 2002.

The aforementioned corporate structure simplification is for reorganizational purposes only and has no effect whatsoever on the structure of the business or on GFBB's earnings generation capacity.

CONTACTS
Miguel Rivera Campo
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax. (52-55) 5621-7912
investor.relations@bbva.bancomer.com
www.bancomer.com

BBVA Bancomer

Grupo Financiero BBVA Bancomer (GFBB) Simplificará su Estructura Societaria

(México, D.F. a 04 de noviembre de 2002). GFBB pretende simplificar la estructura societaria del Grupo al fusionar diversas empresas instrumentales y de servicios complementarios ya existentes, a BBVA Bancomer, S.A., Institución de Banca Múltiple y a BBVA Bancomer Servicios S.A., Institución de Banca Múltiple, para lo cual convocará a las correspondientes Asambleas de Accionistas a realizarse el 21 de noviembre del presente año.

Esta simplificación contempla únicamente una reordenación societaria y no tiene incidencia alguna en la estructura de negocios ni en la generación de beneficios económicos de GFBB.

CONTACTOS
Miguel Rivera Campo
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax (52-55) 5621-7912
investor.relations@bbva.bancomer.com
www.bancomer.com